                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 12)

                    Under the Securities Exchange Act of 1934

                          Baldwin Piano & Organ Company
                               ------------------
                                (Name of issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of class of securities)

                                    058246109
                                 (CUSIP number)

Kenneth W. Pavia, Sr.                                    Charles Powers
Bolero Investment Group, L.P.                            Florence Partners Inc.
1101 E. Balboa Boulevard                                 2419 Sumter St. Ext.
Newport Beach, CA  92661-1313                            Florence, SC 29502
(714) 675-3850                                           (803) 660-1941

                 ----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                 August 19, 1998
            ---------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 11 Pages
                           Exhibit Index is on Page 11

                                         SCHEDULE 13D
----------------------------------------                                       -------------------------------------

CUSIP No. 058246109                                                            Page 2 of 11 Pages
----------------------------------------                                       -------------------------------------


------- ------------------------------------------------------------------------------------------------------------

1.      Name of Reporting Person


                 BOLERO INVESTMENT GROUP, L.P.
------- ------------------------------------------------------------------------------------------ -----------------

2.      Check the Appropriate Box if a Member of a Group                                           (a) [x]
                                                                                                   (b) [ ]
------- ------------------------------------------------------------------------------------------------------------

3.      SEC Use Only
------- ------------------------------------------------------------------------------------------------------------

4.      Source of Funds


                 AF, WC
------- ------------------------------------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
2(d) or 2(e)[ ]
------- ------------------------------------------------------------------------------------------------------------

6.      Citizenship or Place of Organization


                 CALIFORNIA
----------------- ------ -------------------------------------------------------------------------------------------

                  7.     Sole Voting Power

                                 248,160 SHARES OF COMMON STOCK
                  ------ -------------------------------------------------------------------------------------------

Number of         8.     Shared Voting Power
Shares
Beneficially                     -0- SHARES OF COMMON STOCK
Owned By
                  ------ -------------------------------------------------------------------------------------------
Each              9.     Sole Dispositive Power
Reporting
Person                          248,160 SHARES OF COMMON STOCK
With
                  ------ -------------------------------------------------------------------------------------------

                  10.    Shared Dispositive Power


                                -0- SHARES OF COMMON STOCK
----------------- ------ -------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


                   248,160 SHARES OF COMMON STOCK
--------- ---------------------------------------------------------------------------------------- -----------------

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                        [ ]
--------- ----------------------------------------------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11)


                   7.2%
--------- ----------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person


                   PN
--------- ----------------------------------------------------------------------------------------------------------

                                         SCHEDULE 13D
----------------------------------------                                       -------------------------------------
CUSIP No. 058246109                                                            Page 3 of 11 Pages
----------------------------------------                                       -------------------------------------

------- ------------------------------------------------------------------------------------------------------------

1.      Name of Reporting Person


                 KENNETH W. PAVIA, SR.
------- ------------------------------------------------------------------------------------------ -----------------

2.      Check the Appropriate Box if a Member of a Group                                           (a) [x]
                                                                                                   (b) [ ]
------- ------------------------------------------------------------------------------------------------------------

3.      SEC Use Only
------- ------------------------------------------------------------------------------------------------------------

4.      Source of Funds


                 AF, PF
------- ------------------------------------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
2(d) or 2(e)[ ]
------- ------------------------------------------------------------------------------------------------------------

6.      Citizenship or Place of Organization


                 UNITED STATES OF AMERICA
----------------- ------ -------------------------------------------------------------------------------------------

                  7.     Sole Voting Power


                                  332,160 SHARES OF COMMON STOCK
                  ------ -------------------------------------------------------------------------------------------

Number of         8.     Shared Voting Power
Shares
Beneficially                      -0- SHARES OF COMMON STOCK
Owned By
                  ------ -------------------------------------------------------------------------------------------
Each              9.     Sole Dispositive Power
Reporting
Person                            332,160 SHARES OF COMMON STOCK
With
                  ------ -------------------------------------------------------------------------------------------

                  10.    Shared Dispositive Power


                                  -0- SHARES OF COMMON STOCK
----------------- ------ -------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


                   332,160 SHARES OF COMMON STOCK
--------- ---------------------------------------------------------------------------------------- -----------------

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                        [ ]
--------- ----------------------------------------------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11)


                   9.6%
--------- ----------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person


                   IN
--------- ----------------------------------------------------------------------------------------------------------

                                         SCHEDULE 13D
----------------------------------------                                       -------------------------------------

CUSIP No. 058246109                                                            Page 4 of 11 Pages
----------------------------------------                                       -------------------------------------

------- ------------------------------------------------------------------------------------------------------------

1.      Name of Reporting Person


                 FHI, INC.
------- ------------------------------------------------------------------------------------------ -----------------

2.      Check the Appropriate Box if a Member of a Group                                           (a) [x]
                                                                                                   (b) [ ]
------- ------------------------------------------------------------------------------------------------------------

3.      SEC Use Only
------- ------------------------------------------------------------------------------------------------------------

4.      Source of Funds


                 WC
------- ------------------------------------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
2(d) or 2(e)[ ]
------- ------------------------------------------------------------------------------------------------------------

6.      Citizenship or Place of Organization


                 CALIFORNIA
----------------- ------ -------------------------------------------------------------------------------------------

                  7.     Sole Voting Power


                         51,000 SHARES OF COMMON STOCK
                  ------ -------------------------------------------------------------------------------------------

Number of         8.     Shared Voting Power
Shares
Beneficially                      -0- SHARES OF COMMON STOCK
Owned By
                  ------ -------------------------------------------------------------------------------------------
Each              9.     Sole Dispositive Power
Reporting
Person                            51,000 SHARES OF COMMON STOCK
With
                  ------ -------------------------------------------------------------------------------------------

                  10.    Shared Dispositive Power


                                  -0- SHARES OF COMMON STOCK
----------------- ------ -------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


                   51,000 SHARES OF COMMON STOCK
--------- ---------------------------------------------------------------------------------------- -----------------

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                        [ ]
--------- ----------------------------------------------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11)


                   1.5%
--------- ----------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person


                   CO
--------- ----------------------------------------------------------------------------------------------------------

                                         SCHEDULE 13D
----------------------------------------                                       -------------------------------------

CUSIP No. 058246109                                                            Page 5 of 11 Pages
----------------------------------------                                       -------------------------------------

------- ------------------------------------------------------------------------------------------------------------

1.      Name of Reporting Person


                 FLORENCE PARTNERS INC.
------- ------------------------------------------------------------------------------------------ -----------------

2.      Check the Appropriate Box if a Member of a Group                                           (a) [x]
                                                                                                   (b) [ ]

------- ------------------------------------------------------------------------------------------------------------

3.      SEC Use Only
------- ------------------------------------------------------------------------------------------------------------

4.      Source of Funds


                 WC
------- ------------------------------------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
2(d) or 2(e)[ ]
------- ------------------------------------------------------------------------------------------------------------

6.      Citizenship or Place of Organization


                 SOUTH CAROLINA
----------------- ------ -------------------------------------------------------------------------------------------

                  7.     Sole Voting Power


                                  33,000 SHARES OF COMMON STOCK
                  ------ -------------------------------------------------------------------------------------------

Number of         8.     Shared Voting Power
Shares
Beneficially                      -0- SHARES OF COMMON STOCK
Owned By
                  ------ -------------------------------------------------------------------------------------------
Each              9.     Sole Dispositive Power
Reporting
Person                            33,000 SHARES OF COMMON STOCK
With
                  ------ -------------------------------------------------------------------------------------------

                  10.    Shared Dispositive Power


                                  -0- SHARES OF COMMON STOCK
----------------- ------ -------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


                   33,000 SHARES OF COMMON STOCK
--------- ---------------------------------------------------------------------------------------- -----------------

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                        [ ]
--------- ----------------------------------------------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11)


                   1.0%
--------- ----------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person


                   CO
--------- ----------------------------------------------------------------------------------------------------------

                                         SCHEDULE 13D
----------------------------------------                                       -------------------------------------

CUSIP No. 058246109                                                            Page 6 of 11 Pages
----------------------------------------                                       -------------------------------------

------- ------------------------------------------------------------------------------------------------------------

1.      Name of Reporting Person


                 CHARLES POWERS
------- ------------------------------------------------------------------------------------------ -----------------

2.      Check the Appropriate Box if a Member of a Group                                           (a) [x]
                                                                                                   (b) [ ]
------- ------------------------------------------------------------------------------------------------------------

3.      SEC Use Only
------- ------------------------------------------------------------------------------------------------------------

4.      Source of Funds


                 AF, PF
------- ------------------------------------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
2(d) or 2(e)[ ]
------- ------------------------------------------------------------------------------------------------------------

6.      Citizenship or Place of Organization


                 UNITED STATES OF AMERICA
----------------- ------ -------------------------------------------------------------------------------------------

                  7.     Sole Voting Power


                                  33,000 SHARES OF COMMON STOCK
                  ------ -------------------------------------------------------------------------------------------

Number of         8.     Shared Voting Power
Shares
Beneficially                      -0- SHARES OF COMMON STOCK
Owned By
                  ------ -------------------------------------------------------------------------------------------
Each              9.     Sole Dispositive Power
Reporting
Person                            33,000 SHARES OF COMMON STOCK
With
                  ------ -------------------------------------------------------------------------------------------

                  10.    Shared Dispositive Power


                                  -0- SHARES OF COMMON STOCK
----------------- ------ -------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person


                   33,000 SHARES OF COMMON STOCK
--------- ---------------------------------------------------------------------------------------- -----------------

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                        [ ]
--------- ----------------------------------------------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11)


                   1.0%
--------- ----------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person


                   IN
--------- ----------------------------------------------------------------------------------------------------------

            This Amendment No. 12 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 18, 1996, as amended (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

            Since the date of Amendment No. 11 to the Schedule 13D, Bolero has acquired 5,000 Shares which were purchased by Bolero for an aggregate purchase price (excluding commissions) of $63,500, which amount was provided from its working capital.

            Since the date of Amendment No. 11 to the Schedule 13D, Florence Partners has acquired 13,000 Shares which were purchased by Florence Partners for an aggregate purchase price (excluding commissions) of $184,383, which amount was provided from its working capital.

Item 4.     Purpose of Transaction.

            Item 4 to the Schedule 13D is hereby amended and restated as follows:

            The Reporting Persons believe that the Company has made significant progress in addressing the challenges confronting the Company. The Reporting Persons believe that the Company's management has aggressively implemented a long-term plan that has strengthened the Company's infrastructure and created the potential for additional significant growth. The Reporting Persons also believe that management's actions will continue to be positively reflected in the Company's financial statements. However, due to various factors such as the illiquidity of the Company's shares and the lack of investor interest, these positive measures undertaken by management are not reflected in the Company's share price. The Reporting Persons continue to hold the belief that the Company's shares are undervalued.

            Based on the foregoing, the Reporting Persons intend to explore possible solutions to the laggard share price. These solutions may include discussions with management regarding a stock split, a cash dividend or a spin-off of a subsidiary, or a "going private" transaction with management, or the outright acquisition of the Company by the Reporting Persons or a third party. The Reporting Persons believe that the foregoing may be the most practical alternatives in achieving increased shareholder value.

            The Reporting Persons may, subject to the continuing evaluation of the matters and solutions discussed herein, acquire from time to time additional Shares in the open market or in privately negotiated transactions or otherwise, including through additional capital contributions of new or existing partners. Depending on such matters and solutions, the Reporting Persons may, from time to time, retain or sell all or a portion of their holdings of the Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake also will be dependent upon the Reporting Persons' review of numerous factors, including, general market and economic conditions; ongoing evaluation of the Company's business, investment opportunities, and the actions of the management and the Board of Directors of the Company; and other future developments.

            Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

            (a)-(b)As of the close of business on August 19, 1998, Bolero directly owned in the aggregate 248,160 Shares, which represent approximately 7.2% of the 3,452,710 Shares outstanding as of August 1, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

            As of the close of business on August 19, 1998, Florence Partners directly owned in the aggregate 33,000 Shares, which represent approximately 1.0% of the Outstanding Shares. Florence Partners has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

            As of the close of business on August 19, 1998, FHI directly owned in the aggregate 51,000 Shares, which represent approximately 1.5% of the Outstanding Shares. FHI the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

            As of the close of business on August 19, 1998, Mr. Powers did not hold any Shares directly. As the sole director, executive officer and shareholder of Florence Partners, Mr. Powers may be deemed to beneficially own the Shares held by Florence Partners. As a limited partner of Bolero, Mr. Powers has no right to vote or dispose of any Shares held by Bolero, and therefore does not beneficially own any Shares held by Bolero.

            As of the close of business on August 19, 1998, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI. As the managing director of Florence Partners, Mr. Pavia may be deemed to beneficially own the Shares held by Florence Partners.

            By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Bolero, Mr. Pavia, FHI, Florence Partners and Mr. Powers may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, the group consisting of these entities may be deemed to own all Shares beneficially owned by Bolero, Mr. Pavia, FHI, Florence Partners and Mr. Powers. Mr. Powers and Florence Partners do not affirm the existence of such a group and disclaim beneficial ownership of shares of Common Stock beneficially owned by Bolero, Mr. Pavia and FHI. Bolero, Mr. Pavia and FHI also do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Florence Partners and Mr. Powers.

            (c) Within the past 60 days, Bolero has purchased 5,000 Shares through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

            Date              Number of Shares           Price per Share*
            ----              ----------------           ----------------
            07/29/98          2,000                      $13.00
            08/06/98          3,000                      $12.50

            *Excluding commissions

            Within the past 60 days, Florence Partners has purchased 12,000 Shares through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

            Date              Number of Shares           Price per Share*
            ----              ----------------           ----------------

            06/22/98          3,000                      $15.333
            07/23/98          2,000                      $14.8125
            07/27/98          2,500                      $13.80
            07/29/98          2,300                      $13.33
            08/05/98          1,200                      $13.00
            08/18/98          1,000                      $12.50

            *Excluding commissions

            Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

            Except as set forth herein, none of the Reporting Persons or Mrs. Pavia has effected any transaction in the Shares during the past 60 days.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement (incorporated by reference to Amendment No. 6 to the Schedule 13D).

                                    SIGNATURE

            After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 1998

                                       Bolero Investment Group, L.P.

                                       By: /s/ Kenneth W. Pavia, Sr.
                                           -------------------------------------
                                       Name:  Kenneth W. Pavia, Sr.
                                       Its:   General Partner



                                       /s/ Kenneth W. Pavia, Sr.
                                       -----------------------------------------
                                       Kenneth W. Pavia, Sr.
                                       Bolero Investment Group, L.P.



                                       FHI, Inc.

                                       By: /s/ Kenneth W. Pavia, Sr.
                                           -------------------------------------
                                       Name:  Kenneth W. Pavia, Sr.
                                       Its:   President



                                       Florence Partners Inc.

                                       By: /s/ Charles Powers
                                           -------------------------------------
                                       Name:  Charles Powers
                                       Its:   President



                                       /s/ Charles Powers.
                                       -----------------------------------------
                                       Charles Powers

                                  EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by references to Amendment No. 6 to the Schedule 13D).


                                       11